------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                 SCHEDULE 13D
                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934
                           ------------------------

                      SHARED TECHNOLOGIES CELLULAR, INC.
                               (Name of Issuer)
                           ------------------------

                        INTERMEDIA COMMUNICATIONS INC.
                              (Acquiring Company)
                           ------------------------

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)
                           ------------------------

                                   819487109
                     (CUSIP Number of Class of Securities)
                           ------------------------

                               Robert M. Manning
                Senior Vice President, Chief Financial Officer
                        Intermedia Communications Inc.
                             3625 Queen Palm Drive
                             Tampa, Florida 33619
                                (813) 829-0011

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                           ------------------------

                                   Copy to:

                           Ralph J. Sutcliffe, Esq.
                      Kronish, Lieb, Weiner & Hellman LLP
                            1114 Avenue of Americas
                         New York, New York 10036-7798
                                (212) 479-6170

                      Exhibit Index is located on Page 6

        THIS FILING SHALL BE DEEMED TO CONSTITUTE AN ORIGINAL FILING ON
     SCHEDULE 13D ON BEHALF OF INTERMEDIA COMMUNICATIONS INC. PURSUANT TO
           SECTION 13(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

------------------------------------------------------------------------------

                                SCHEDULE 13D-1


CUSIP No.  819487109                                        Page 2 of 14 Pages


                  NAME OF REPORTING PERSONS:
         1 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Intermedia Communications Inc.
                  59-291-3586
------------------------------------------------------------------------------

                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
         2        (See Instructions)                                   (b) / /
------------------------------------------------------------------------------

                  SEC USE ONLY
         3
------------------------------------------------------------------------------

                  SOURCES OF FUNDS (See Instructions)
         4        WC
------------------------------------------------------------------------------

                  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5        PURSUANT TO ITEMS 2(e) or 2(f)                           / /
------------------------------------------------------------------------------

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
------------------------------------------------------------------------------
NUMBER OF SHARES                7        SOLE VOTING POWER
BENEFICIALLY OWNED                        1,832,070
BY EACH REPORTING               ----------------------------------------------
PERSON WITH                     8        SHARED VOTING POWER
                                          0
                                ----------------------------------------------
                                9        SOLE DISPOSITION POWER
                                          1,832,070
                                ----------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                          0
------------------------------------------------------------------------------
                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
         11       1,832,070 shares of Common Stock, $.01 par value
------------------------------------------------------------------------------
                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         12       CERTAIN SHARES (See Instructions)                        / /
------------------------------------------------------------------------------
                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         13       25.3% of the outstanding Common Stock, $.01 par value
------------------------------------------------------------------------------
                  TYPE OF REPORTING PERSON (See Instructions)
         14       HC, CO
------------------------------------------------------------------------------

                                 INTRODUCTION


         This Statement on Schedule 13D relates to the acquisition by Intermedia Communications Inc., a Delaware corporation ("Intermedia"), of 1,832,070 shares of Common Stock, par value $.01 per share (the "Shares"), of Shared Technologies Cellular, Inc., a Delaware corporation (the "Company"), as a result of the acquisition of Shared Technologies Fairchild Inc., a Delaware corporation ("STFI"), by Intermedia. STFI is the record owner of the Shares.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         This Statement on Schedule 13D relates to the acquisition by Intermedia of 1,832,070 shares of Common Stock, par value $.01 per share, of the Company.

         The Company has its principal executive offices at 100 Great Meadow Road, Wethersfield, Connecticut 06109.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f) The person filing this statement is Intermedia. Intermedia is a publicly held Delaware corporation. Intermedia, directly and through its subsidiaries, is a rapidly growing integrated communications services provider, offering a full suite of local, long distance and enhanced data telecommunications services to business and government end user customers, long distance carriers, Internet service providers, resellers and wireless communications companies. The address of Intermedia's principal office and principal business location is 3625 Queen Palm Drive, Tampa, Florida 33619.

         On March 10, 1998, Intermedia consummated its acquisition of STFI through the merger of a wholly-owned subsidiary of Intermedia with and into STFI (the "Merger"). As a result of the Merger, STFI is now a wholly-owned subsidiary of Intermedia. STFI is the record owner of the Shares.

         (d)-(e) During the last five years, neither Intermedia nor, to the best knowledge of Intermedia, any director or executive officer of Intermedia
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Intermedia acquired STFI for an aggregate purchase price of approximately $722.7 million. The purchase price was not attributed to specific assets of STFI, and therefore there is no specific purchase price for the Shares owned by STFI. The purchase price for STFI was funded by Intermedia's existing cash reserves.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Intermedia acquired the Shares as a result of its acquisition of STFI through the Merger. Intermedia has no present plans to acquire additional interests in the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(c) As a result of the consummation of the Merger on March 10, 1998, Intermedia beneficially owns 1,832,070 Shares, representing 25.3% of the outstanding Shares. The Shares beneficially owned by Intermedia are still owned of record by STFI.

         (d) Prior to the Merger, STFI had entered into warrant agreements with various persons (See Item 6) pursuant to which each person received the option to purchase certain Shares owned by STFI. All of the Shares owned by STFI are subject to the various warrant agreements. All of the warrants to purchase the Shares are currently exercisable on the date hereof and expire on May 1, 1999. As a result of the Merger, Intermedia has assumed all of STFI's obligations under the various warrant agreements. See Exhibit 7.1.

         (e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Prior to the Merger, STFI had entered into warrant agreements with the following persons: Anthony D. Autorino, Jeffrey Steiner, Vincent DiVincenzo, Richard P. Webb, Paul R. Barry, Sean P. Hayes, Patricia LaPierre, William A. DiBella, Thomas H. Decker, Kevin Schottlander, Kenneth M. Dorros, Wesley Skorski, Edyth M. Brewster, Linda Fazzina, Jennifer Rieber, Donald E. Miller, Jo McKenzie, Edward J. McCormack, Jr., Natalia Hercot, John Lovkay, Renee Autorino, Maryann Elkas, Ismael Pinho, S. Robert Pye, Jon Sorenson, Robin Craig, Niels Pedersen, Michael Ricciardi, Peggy J. McGill and International Capital Partners, Inc., pursuant to which each person received the option to purchase certain Shares owned by STFI. All of the Shares owned by STFI are subject to the various warrant agreements. All of the warrants to purchase the Shares are currently exercisable on the date hereof and expire on May 1, 1999. As a result of the Merger, Intermedia has assumed all of STFI's obligations under the various warrant agreements. See Exhibit 7.1.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             See Exhibit Index.

                                  SIGNATURES

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 INTERMEDIA COMMUNICATIONS INC.

                                 By: /s/ Robert M. Manning
                                    --------------------------------------------
                                    Name:          Robert M. Manning
                                    Title:         Senior Vice President, Chief
                                                   Financial Officer & Secretary



Dated: March 27, 1998

                                 EXHIBIT INDEX




EXHIBIT
  NO.                                        DESCRIPTION               Page No.

7.1      Form of Common Stock Purchase Warrant to Purchase Shared
         Technologies Cellular, Inc. Common Stock, Issued by Shared Technologies Fairchild Inc.